UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

_____

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
June 14, 2006



Alliance One International, Inc.
(Exact name of registrant as specified in its charter)

Virginia	**001-13684**	**54-1746567**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

8001 Aerial Center Parkway
Morrisville, NC 27560-8417
(Address of principal executive offices)

(919) 379-4300
(Registrant's telephone number, including area code)

512 Bridge Street, Danville, VA 24541
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[   ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[   ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[   ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[   ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Alliance One International, Inc.

ITEM 2.02   RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

On June 14, 2006, in connection with the announcement of a delay in filing its Annual Report of Form 10-K, the Company issued a press release containing certain information regarding the Company's results of operations for the fiscal year ended March 31, 2006. The description in the press release is not intended as a complete discussion or analysis of results of operations for the periods covered. The Company estimates that it will be in a position to file its Annual Report on Form 10-K for the year ended March 31, 2006 on or about June 29, 2006, and such report will contain a more complete discussion and analysis of the Company's results of operations.

A copy of the press release is attached hereto as Exhibit 99.1. The information contained in the press release shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") or otherwise subject to the liabilities of that section, and shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation by reference language contained therein, except as shall be expressly set forth by specific release in such a filing.

ITEM 2.06   MATERIAL IMPAIRMENTS.

In connection with a routine SEC comment letter, the Company has recently determined it has separate regional operating segments, in accordance with Statement of Financial Accounting Standards ("SFAS") No.131, *Disclosures about Segments of an Enterprise and Related Information*. Pursuant to SFAS No. 131 the Company has aggregated its operating segments except for South America, into one reportable segment, and will provide the required disclosures for these two reportable segments. In accordance with SFAS No.142 *Goodwill and Other Intangible Assets*, the Company has determined that the reporting unit will be at the operating segment level. Under SFAS No. 142 the Company is required to appropriately allocate the previously reported enterprise goodwill to operating segments and test for impairment as of January 1, 2006, the annual testing date. The first step in this annual test indicated a potential impairment for certain of the operating segments. As part of Step 2, an independent third party has been engaged to complete valuations used in the impairment testing process. Until this work is completed, the Company will not be able to determine the extent of its non-cash goodwill impairment charge for fiscal year 2006, which will have a material impact on its results.

At this time, the Company cannot reasonably estimate the extent of goodwill and asset impairment charges that will be recognized during the 2006 fiscal year. However, the Company expects to recognize substantial non-cash charges for both goodwill and asset impairment. As a result, the Company expects to report a substantial net loss for the 2006 fiscal year, compared to $13.3 million of net income for the prior fiscal year. All of the goodwill and asset impairment charges that will be recognized during the 2006 fiscal year will be discussed in more detail in the Company's Annual Report on Form 10-K, which the Company expects to file on or before June 29, 2006.

ITEM 7.01   REGULATION FD DISCLOSURE.

On June 14, 2006, the Company issued a press release announcing that it will be unable to file its Annual Report on Form 10-K for the fiscal year end March 31, 2006 within the prescribed time period without unreasonable effort or expense.

A copy of the press release is attached hereto as Exhibit 99.1. The information contained in the press release shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") or otherwise subject to the liabilities of that section, and shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation by reference language contained therein, except as shall be expressly set forth by specific release in such a filing.

ITEM 9.01   Financial Statements and Exhibits

(c)   Exhibits

Exhibit No.	**Description**
99.1	Press release dated June 14, 2006

Alliance One International, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 14, 2006   Alliance One International, Inc.
                                                            (Registrant)

                                                            By: /s/ James A. Cooley
                                                            _____
                                                            James A. Cooley
                                                            Executive Vice President - Chief Financial Officer

Alliance One International, Inc.

INDEX TO EXHIBITS

EXHIBIT 99.1



Alliance One International, Inc.
8001 Aerial Center Parkway
Post Office Box 2009
Morrisville, NC 27560-2009
USA

Tel: 919 379 4300
Fax: 919 379 4346
www.aointl.com

Contact: James A. Cooley
(919) 379-4300

NEWS RELEASE

June14, 2006

Alliance One International, Inc. Files for 10-K Reporting Extension

Morrisville, NC - Alliance One International, Inc. (NYSE: AOI) announced today that it will be unable to file its Annual Report on Form 10-K for the fiscal year end March 31, 2006 within the SEC mandated 75 days after fiscal year end (on or before June 14, 2006) without unreasonable effort or expense. The delay relates to the Company's recent adoption of segment reporting, as further discussed below. The Company expects to file its Annual Report on Form 10-K and issue a press release announcing its results of operations for the year ended March 31, 2006, on or before June 29, 2006.

In connection with a routine SEC comment letter, the Company has recently determined it has separate regional operating segments, in accordance with Statement of Financial Accounting Standards ("SFAS") No.131, *Disclosures about Segments of an Enterprise and Related Information*. Pursuant to SFAS No. 131 the Company has aggregated its operating segments except for South America, into one reportable segment, and will provide the required disclosures for these two reportable segments. In accordance with SFAS No.142 *Goodwill and Other Intangible Assets*, the Company has determined that the reporting unit will be at the operating segment level. Under SFAS No. 142 the Company is required to appropriately allocate the previously reported enterprise goodwill to operating segments and test for impairment as of January 1, 2006, the annual testing date. The first step in this annual test indicated a potential impairment for certain of the operating segments. As part of Step 2, an independent third party has been engaged to complete valuations used in the impairment testing process. Until this work is completed the Company will not be able to determine the extent of its non-cash goodwill impairment charge for fiscal year 2006, which will have a material impact on its results.

The Company's results of operations for the fiscal year ended March 31, 2006 will reflect the completion of the merger with Standard Commercial Corporation ("Standard") on May 13, 2005 and will include Standard's results of operations for all but the period from April 1 to May 13 of 2005. The results for the prior fiscal year do not include any of Standard's results. The summary of operating results that follows is not intended as a complete discussion of results of operations for the periods covered. The Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2006 will contain a more complete discussion and analysis of the Company's results of operations.

The Company expects to report that sales and other operating revenues increased from $1,300.1 million in 2005 to $2,112.7 million in 2006 primarily as a result of the addition of Standard volumes and corresponding revenues. Gross profit as a percentage of sales decreased from 15.0% in 2005 to 10.6% in 2006. Gross profit increased $30.1 million or 15.5% from $194.6 million in 2005 to $224.7 million in 2006. The increase in gross profit as well as the decrease in gross profit percentage are primarily attributable to two factors: First, while the inclusion of Standard sales contributed significantly to operating results, gross profit on these sales was reduced by $18.0 million as a result of purchase accounting inventory adjustments. These non-cash adjustments related to the fair value of Standard inventory at May 13, 2005 which was shipped post-merger. Second, as previously reported, the 2005 Brazilian crop marketed during fiscal 2006 was a poor quality crop due to adverse weather, which negatively impacted growing conditions resulting in tobaccos that did not meet customer quality requirements. Additionally, Brazilian costs increased over 20% from 2005 to 2006 due to a combination of the strengthening Real versus the U.S. dollar and the effect on tobacco prices and processing costs, as well as inclusion of local intrastate trade taxes following a change in local laws. Sales price increases were insufficient to cover cost escalations and until the 2005 crop is completely sold it will continue to negatively impact future period operating results in the South American region. Selling, administrative and general expenses increased $39.7 million or 31.9% from $124.4 million in 2005 to $164.1 million in 2006. The increase is primarily due to additional expenses as a result of the merger and the impact of expenses denominated in foreign currencies, the Brazilian Real in particular.

At this time, the Company cannot reasonably estimate the extent of total restructuring, asset impairment and integration charges that will be recognized during the 2006 fiscal year, due to the reasons described herein. However, the Company expects to recognize substantial non-cash charges for both goodwill and asset impairment, in addition to $22.2 million of employee severance and other integration related charges as a result of the merger. As a result, the Company expects to report a substantial net loss for the 2006 fiscal year, compared to $13.3 million of net income for the prior fiscal year.

This press release contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on the current beliefs and expectations of Alliance One's management and are subject to significant risks and uncertainties. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results may differ materially from current expectations and projections. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: changes in the timing of anticipated shipments, changes in anticipated geographic product sourcing, political instability in sourcing locations, our ability to implement cost savings initiatives, currency and interest rate fluctuations, shifts in the global supply and demand position for tobacco products, and the impact of regulation and litigation on Alliance One's customers. Additional factors that could cause Alliance One's results to differ materially from those described in the forward-looking statements can be found in Alliance One's (previously DIMON Incorporated) Annual Reports on Form 10-K for the fiscal year ended March 31, 2005, and other filings with the Securities and Exchange Commission (the "SEC") which are available at the SEC's Internet site (www.sec.gov).